Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com
JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

October 8, 2013

Via EDGAR

Jeff Long

Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation (File No. 814-00757)

Dear Mr. Long:

On behalf of FS Investment Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a telephone conversation on September 27, 2013 regarding the review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 as required by the Sarbanes-Oxley Act of 2002, as amended. For your convenience, summaries of each of the Staff’s comments are numbered and presented in bold, italicized text below, and each comment is followed by the response of the Company.

Payables to Directors

1. Please confirm supplementally that there were no payables to Company directors at December 31, 2012.

The Company hereby supplementally confirms that there were no payables to directors at December 31, 2012.

Regulation S-X Rules 3-09 and 4-08(g)

2. Please confirm supplementally that the Company has performed an analysis regarding its compliance with Regulation S-X Rules 3-09 and 4-08(g).

The Company hereby supplementally confirms that it has perfomed an analysis regarding its compliance with Regulation S-X Rules 3-09 and 4-08(g).

Jeff Long October 8, 2013 Page 2

Financial Highlights

3. In subsequent filings, please only include the expense ratios required by Form N-2 and present all other ratios in a footnote to the Financial Highlights table.

As requested, the Company will revise such disclosure in subsequent filings.

* * * * * * *

The Company hereby acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with the respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

Jeff Long October 8, 2013 Page 3

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510 or Thomas Friedmann at (202) 261-3313.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

cc:	Gerald F. Stahlecker
Stephen S. Sypherd
FS Investment Corporation
Thomas Friedmann
Dechert LLP